Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Meridian Gold Announces a Key Appointment to its Leadership Team

    RENO, NV, April 30 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX: MNG) (NYSE: MDG) is pleased to announce the hiring of Ms.
Cheryl A. Martin as its Vice President, Investor Relations. Ms. Martin will assume her responsibilities on May 14, 2007, at which time she will play a key role in increasing Meridian's visibility in the global investment community.
    Ms. Martin comes to Meridian Gold with over twenty-five years experience in the investor relations field, most recently with Gold Fields Limited, where she spent over eight years leading their North American investor relations effort. Ms. Martin's career has included leadership positions in the gold mining industry with Canyon Resources and Wharf Resources and with various companies in the oil and gas sector during the 1970's and early 1980's.
    "Cheryl brings significant capital markets experience to our Company,"
commented Edward Dowling, President and CEO for Meridian Gold. "I am very pleased to welcome Cheryl to our Leadership Team and look forward to her future contributions, which will prove invaluable as we seek to expand our shareholder base and communicate our vision of creating the Premier Value Gold
Mining Company."

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    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Tel: (800)
572-4519; Investor Relations, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 14:37e 15-MAY-07